Exhibit 99.1

ENTRÉE GOLD REPORTS ON THIRD QUARTER 2013

Vancouver, B.C., November 13, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the third quarter ended September 30, 2013.

Highlights for the quarter and beyond include:

USA

Ann Mason, Nevada

The Ann Mason Project (the “Project”) is located in the Yerington District of Nevada and includes the Ann Mason copper-molybdenum deposit and the Blue Hill copper deposit.  The Project also includes several other high-priority targets which warrant further exploration.  During the third quarter, the Company completed a combined core and reverse circulation (“RC”) drilling program.  The drilling targeted the Ann Mason and Blue Hill deposits and new exploration targets located nearby.  Drilling included approximately 4,754 metres of core and RC drilling, of which 3,333 metres were drilled in seven holes at Ann Mason and 1,422 metres were drilled in 11 holes at Blue Hill.  Drill highlights included1:

•
Ann Mason hole EG-AM-13-035 intersected 220 metres (from 262 metres depth) averaging 0.30% copper, 0.07 grams per tonne (“g/t”) gold and 1.70 g/t silver.  Included within the intersection is a higher-grade interval of 100 metres grading 0.43% copper, 0.11 g/t gold and 2.75 g/t silver.

•	Ann Mason holes EG-AM-13-033 and EG-AM-13-034, on the northeast side of the deposit, extend mineralization up to 250 metres further north than currently defined in the mineral resource estimate.

•
At Blue Hill, several lower-grade but significant copper-oxide intervals were returned in and around the deposit, including 35 metres grading 0.13% copper, 29 metres grading 0.14% copper and 17 metres grading 0.21% copper.  In addition, 10.7 metres of sulphide mineralization grading 0.24% copper was encountered in hole EG-BH-13-040, located 750 metres west of the current resource.

•	Baseline environmental studies are continuing and include wildlife, biology, archaeology and cultural surveys which will be used to expand the area covered under the existing Plan of Operations.

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1 See the Company’s website and its news release dated September 25, 2013 for further details.

Mongolia

Oyu Tolgoi Project Update

Entrée has a carried joint venture interest in two of the Oyu Tolgoi copper-gold deposits in Mongolia - the Hugo North Extension and the Heruga deposits.  The remaining deposits are held by Entrée’s joint venture partner, Oyu Tolgoi LLC (“OTLLC”) (66% Turquoise Hill Resources Ltd.; 34% Government of Mongolia).    Phase 1 (Southern Oyu open pits) is in commercial production and Phase 2 (Lift 1 of the underground block cave mining operation, which includes a portion of the Hugo North Extension deposit) is being developed by Rio Tinto.

•
Turquoise Hill announced that the first shipment of copper concentrate left the Oyu Tolgoi open pit mine for customers in China on July 9, 2013.  The necessary approvals from Chinese customs officials to allow those customers to collect purchased concentrate were received in October and a convoy carrying concentrate departed from the Chinese-border warehouse on October 19, 2013.

•
On July 28, 2013, Turquoise Hill announced that notification had been received from the Government of Mongolia that project financing for Oyu Tolgoi will now require approval by the Mongolian Parliament.  As a result, funding and development of the Oyu Tolgoi underground mine will be delayed until outstanding matters with the Mongolian Government can be resolved and a new timetable has been agreed.

•	As of September 1, 2013, the Oyu Tolgoi open pit mine achieved official Commencement of Production, as defined in the October 2009 Oyu Tolgoi Investment Agreement (“2009 OTIA”).

•
On October 14, 2013, Turquoise Hill reported that the concentrator is now operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day.  Turquoise Hill expects Oyu Tolgoi to produce between 75,000 and 85,000 tonnes of copper in concentrates for the year.

•	The board of OTLLC has replaced three directors representing the Government of Mongolia.

Entrée – OTLLC Joint Venture

•
On October 1, 2013, the Company was advised that the temporary transfer restriction on the Shivee Tolgoi and Javhlant joint venture mining licences (MV-15225A and MV-15226A) will be lifted.  The Company has also been notified that the reserves for the joint venture deposits as approved through Order No. 167 in July 2009 will now stand as originally presented.

•
Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OT LLC, Erdenes Oyu Tolgoi LLC, Erdenes MGL LLC and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013.   The discussions to date have focussed on issues arising from Entrée’s exclusion from the 2009 OTIA, including the fact that the Government of Mongolia does not have a full 34% interest in the joint venture property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the 2009 OTIA.  Meetings to discuss possible ways of addressing all parties’ concerns in a mutually satisfactory manner have been positive and constructive.  No final agreements have been reached and further discussions with all stakeholders are required.

Lukkacha, Peru

Entrée has a conditional agreement with a private Peruvian company whereby Entrée may acquire up to a 100% interest in the Lukkacha property located in Tacna Province of southeastern Peru.  The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property.

A joint military inspection took place on September 12, 2013 with Entrée personnel accompanying the military team.  The military commander submitted a favourable written opinion to the General Secretary of the Ministry of Defense on September 15, 2013. The opinion will now be forwarded to the Ministry of Energy and Mines for drafting of the Supreme Decree which requires signatures of the Minister of Defense and Minister of Energy and Mines, and of the President and Prime Minister. The Supreme Decree is expected to be finalized and issued late-2013 or early 2014.

The property consists of seven concessions totaling 4,400 hectares which cover two large areas of surface alteration, iron oxides and quartz veining indicative of porphyry-style mineralization, located approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico.  The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district.

Australia

The Blue Rose copper-iron-gold-molybdenum joint venture property is located in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide.  Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement.

In September 2010, the joint venture sold the iron ore rights on the joint venture property to Bonython Metals Group Pty Ltd, a private Australian resource company.  Following the court-ordered appointment of a liquidator to wind-up Bonython, the iron ore rights were transferred to Braemar Iron Pty Ltd.  In October 2013, Entrée received A$475,000 as consideration for the transfer, with an additional A$475,000 payable in October 2014.

Corporate Highlights

For the three months ended September 30, 2013, net loss was $2,930,602 ($0.02 per share) compared to $1,899,158 ($0.01 per share) in the three months ended September 30, 2012.  For the nine months ended September 30, 2013, net loss was $10,298,063 ($0.07 per share) compared to $10,218,695 ($0.08 per share) in the nine months ended September 30, 2012. During the three months ended September 30, 2013, Entrée incurred higher operating expenditures, due to a combination of higher foreign exchange losses and consultancy and advisory fees, relative to the three months ended September 30, 2012.  While lower exploration expenditures occurred in all regions, the decreases were primarily related to the Ann Mason Project.

SELECTED FINANCIAL INFORMATION

	As at September 30, 2013 (US$)	As at September 30, 2012 (US$)
Working capital (1)	49,394,845	6,735,338
Total assets	101,432,787	67,327,578
Total long term liabilities	53,505,884	12,939,869
(1)	Working Capital is defined as Current Assets less Current Liabilities

The Company’s Interim Financial Statements and accompanying management’s discussion and analysis for the quarter ended September 30, 2013 and its Annual Information Form for the year ended December 31, 2012 are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Unless otherwise noted, all figures in this news release are reported in United States dollars.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to future mineral production; the availability of project financing; the potential development of future phases of the Oyu Tolgoi project, including Lift 1 of the Hugo North Extension deposit; discussions regarding Entrée’s interest in the joint venture property, the joint venture licences and material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and the 2009 OTIA; the resolution of outstanding issues between the Government of Mongolia, Entrée, Rio Tinto and Turquoise Hill; potential size of a mineralized zone; potential expansion of mineralization; the potential for Entrée to become a party to the 2009 OTIA or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; requirements for additional capital; proposed acquisitions and dispositions of assets; and future financial performance. In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of capital and project financing; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of the Mongolian government; risks associated with the conduct of joint ventures; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2012, dated March 28, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.